FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, March 26, 2018

Ger. Gen. N° 28 /2018

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

1449 Alameda Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Financial Market Commission, I hereby inform as a significant event, duly authorized on behalf of Enel Generación Chile S.A. (“Enel Generación” or the “Company”), the following regarding the Reorganization approved by the Extraordinary Shareholders Meeting held on December 20, 2017 (the “Meeting”):

In the Meeting, and as publicly disclosed by the Company’s through a significant event dated December 20, 2018, to comply with one of the conditions to the success of the tender offer by Enel Chile S.A. to purchase up to the total amount of shares issued by Enel Generación Chile S.A. not already held by Enel Chile (“PTO”), the shareholders of Enel Generación agreed to approve amending the Company bylaws, to eliminate the limitations and restrictions established by Title XII of D.L. 3,500.  To reach such objective, the Meeting agreed to eliminate Articles 1 bis, 5 bis, 16 bis, 20 bis, 35 bis, 36 bis, 40 bis, 42 bis, 43 bis, and 44 bis.  The Shareholders’ Meeting also agreed to the preparation of a new revised version of the Enel Generación Bylaws including the modifications mentioned above and agreed that the amendment to the bylaws be subject to the success of the PTO as a condition precedent and to take effect on the date in which Enel Chile publishes the Notice on the outcome of the PTO declaring it a success.

Through its significant event dated March 25, 2018, Enel Chile informed that it had published on that same date in “El Mercurio de Santiago” and “La Tercera” newspapers, the Notice informing on the outcome of the PTO declaring it a success, as determined by its terms and conditions. A copy of the published Notice is attached to this disclosure. In said significant event, Enel Chile declared having satisfied each and every one of the conditions of every stage of the Reorganization.

Hence, and as stated by Enel Chile in the aforementioned significant event, the amendment to the Enel Generación Bylaws approved by the Meeting came into effect on March 25, 2018.

Sincerely,

Valter Moro

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

              Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: March 26, 2018